SECURITI 05038974 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) Massachusetts (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III 617-832-8600 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name - if *individual, state last, first, middle name*)

50 Congress Street (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

SEC PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Table of Contents

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).

SHERYL LYNNE THIBOUTOT
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 30, 2010

DiCicco, Gulman & Company LLP
Certified Public Accountants and Business Advisors
50 Congress Street, Sixth Floor, Boston, Massachusetts 02109
Telephone (617) 227-1177 • Facsimile (617) 227-1999 • www.dgccpa.com

Independent Auditors' Report

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc. as of December 31, 2004, and the related statements of operations, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiCicco, Gulman & Company LLP

January 21, 2005

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	131,963
Accounts receivable		9,009
Securities:		
Marketable securities, at fair value		10,200
Non-marketable securities, at estimated fair value		2,520
	$	153,692

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable, related party	$	18,189
Accounts payable and accrued expenses		1,506
		19,695
Shareholder's equity:		
Common stock, no par; 1,000 shares authorized; 380 shares issued and outstanding		102
Additional paid-in capital		301,000
Accumulated deficit		(165,220)
Accumulated other comprehensive loss		(1,885)
		133,997
	$	153,692

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Investment income	$ 802
Reimbursement for expenses incurred	27,198
Total revenue	28,000
Expenses:	
Reimbursable expenses incurred	27,198
Administrative	43,209
Legal and accounting	14,792
Regulatory fees and expenses	4,844
Total expenses	90,043
Net loss	$ (62,043)

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (62,043)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(5,050)
Accounts payable, related party	18,189
Accounts payable and accrued expenses	1,506
Due to affiliate	(31,500)
Total adjustments	(16,855)
Net cash used in operating activities	(78,898)
Cash flows from financing activities:	
Contributions from shareholder	180,000
Net cash provided by financing activities	180,000
Net increase in cash and cash equivalents	101,102
Cash and cash equivalents, beginning of year	30,861
Cash and cash equivalents, end of year	$ 131,963

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31,2004

		Common Stock				Accumulated	
	Comprehensive Loss	Number of Shares	Amount	Additional paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total Shareholder's Equity
January 1, 2004		380	$ 102	$ 121,000	$ (103,177)	$ (3,550)	$ 14,375
Capital contributions		-	-	180,000	-	-	180,000
Comprehensive loss:							
Net loss	$ (62,043)	-	-	-	(62,043)	-	(62,043)
Other comprehensive income (loss) Unrealized appreciation on securities	1,665	-	-	-	-	1,665	1,665
Total comprehensive loss	$ (60,378)	-	-	-	-	-	-
December 31, 2004		380	$ 102	$ 301,000	$ (165,220)	$ (1,885)	$ 133,997

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Chestnut Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company intends to sell securities, principally for clients of a related organization, Chestnut Partners, Inc., which provides financial consulting services, and provide general investment banking advice, including acting as a financial advisor for merger and acquisition assignments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits.

The Company has defined cash equivalents as money market funds and highly liquid investments, with original maturities of ninety days or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts, when required. On a periodic basis, the Company evaluates its accounts receivable for collectibility and if necessary, establishes an allowance for doubtful accounts based on past experience and credit conditions. The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been recorded. The Company does not charge interest on its accounts receivable.

Securities

All securities are deemed by management to be “available for sale.” Securities classified as “available for sale” are carried in the financial statements at fair value. The fair values of investments for which exchange quotations are readily available are valued at the last sales price, or if no current sales price exists, at the closing bid price. Securities for which exchange quotations are not readily available are valued using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures established by and under the general supervision of the Company’s management.

Realized gains and losses on the disposition of securities and declines in value, judged to be other than temporary, are determined using the specific identification method and included in earnings in the statement of operations.

Note 1 - Summary of Significant Accounting Policies (Continued)

Securities (Continued)
Unrealized gains and losses on marketable securities are reported as a separate component of comprehensive income in the statement of changes in shareholder's equity and as a separate component of shareholder's equity on the balance sheet. Gains or losses realized on the disposition of marketable securities, which had been reported as unrealized in a prior year, are reflected in other comprehensive income as a reclassification adjustment.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of investments. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

Income Taxes
The Company elected to be treated as an "S" Corporation for income tax purposes and the sole shareholder has consented to include the Company's income or loss in his individual income tax return. Accordingly, there is no provision for income taxes included in the financial statements.

Note 2 - Securities

In 2001, funds held in escrow to purchase securities were exchanged in a private placement purchase of 1,000 shares of common stock and 1,500 warrants to purchase common stock in The NASDAQ Stock Market, Inc.

Marketable Securities, at Fair Value
The NASDAQ Stock Market, Inc., common stock began trading on the Over-The-Counter Bulletin Board on July 1, 2002. At December 31, 2004, the common stock had an aggregate fair value of $10,200 with $2,800 of unrealized holding losses included in accumulated other comprehensive loss.

Marketable Securities, at Estimated Fair Value
The NASDAQ Stock Market, Inc. common stock purchase warrants do not have a current market quotation. Management has estimated the fair value using a warrant option valuation model. At December 31, 2004, the common stock purchase warrants had an aggregate fair value of $2,520 with $915 of unrealized holding gains included in accumulated other comprehensive loss.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2004 the Company had net capital of $118,688, which was $113,688 in excess of its net capital required of $5,000.

Note 4 - Related Party Transactions

Reimbursable Expenses

An entity under common control with the Company (the "Affiliate") pays certain expenses on behalf of clients of the Company which are reimbursed to the Company by the clients. In turn, the Company reimburses the Affiliate. Accounts payable, related party at December 31, 2004 represents amounts due to the Affiliate for such expenses.

Administrative Expenses

The Company has an agreement with the Affiliate whereby the Affiliate has agreed to fund certain administrative expenses of the Company. Under the agreement, the Company reimburses the Affiliate for its share of the administrative expenses funded on the Company's behalf. In 2004, the Company reimbursed the Affiliate for administrative expenses incurred in the amount of $42,000.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Net capital		
Total shareholder's equity qualified for net capital	$	133,997
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		(9,009)
Non-marketable securities		(2,520)
		(11,529)
Net capital before haircuts on securities position		122,468
Haircuts on securities		(3,780)
Net capital	$	118,688
Aggregate indebtedness	$	19,695
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Percentage of aggregate indebtedness to net capital		17%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	124,989
Net audit adjustments		(6,301)
Net capital per above	$	118,688

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

DiCicco, Gulman & Company LLP
Certified Public Accountants and Business Advisors
50 Congress Street, Sixth Floor, Boston, Massachusetts 02109
Telephone (617) 227-1177 • Facsimile (617) 227-1999 • www.dgccpa.com

EXHIBIT A

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

Board of Directors
Chestnut Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman & Company LLP

January 21, 2005